

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

February 18, 2011

Mr. David E. Whittle
Chief Financial Officer
Alexco Resource Corp.
Suite 1150-200 Granville Street
British Columbia, Canada

       RE: Alexco Resource Corp.
              Form 40-F for Fiscal Year Ended June 30, 2010
              Filed September 17, 2010
              Response Filed February 9, 2011
              File No. 1-33621

Dear Mr. Whittle:

       We have completed our review of your Form 40-F and related filings and have no further comments at this time.

                    Sincerely,

                    Mark C. Shannon
                    Branch Chief